UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 501. In the City of Buenos Aires, on the 8th day of the month of August of 2025, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA, Messrs. Daniel Marx, Esteban Macek, Edgardo Volosin, Federico Zin, Neil Arthur Bleasdale, Maximiliano Zuddio, Fernando Marcelo Lang, Juan Esteban Maldonado Yonna, María Belén Arrúa and Guido Gallino, Alternate Director who joins the meeting. The meeting is also attended by Messrs. Carlos Cvitanich and Vivian Stenghele on behalf of the Supervisory Committee, and Company Director of Legal and Regulatory Affairs Dra. María José Van Morlegan. It is hereby stated that as provided for in section 25 of the Company’s Bylaws that allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. At 10.00 a.m., a unanimous quorum being present, the meeting is called to order and the FIRST ITEM of the Agenda is brought for consideration: […]. Immediately afterwards, the SECOND ITEM of the Agenda is put under consideration: 2°) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS as of JUNE 30, 2025. The Board of Directors unanimously RESOLVES TO: (i) approve the Financial Statements and other related documentation for the six and three-month period ended June 30, 2025; (ii) acknowledge the reports accompanying the approved condensed interim Financial Statements; and (iii) authorize the Company Chairman to sign the Financial Statements for the period ended June 30, 2025. It is hereby stated that the Directors Maximiliano Zuddio, Fernando Marcelo Lang, Juan Esteban Maldonado Yonna, María Belén Arrúa and Guido Gallino express that, should there exist any statement about the measures taken by the Federal Government and its public policies in the approved documentation, they reserve their opinion […]

Mr. Carlos Cvitanich, member of the Supervisory Committee, states that the meeting has been conducted with sufficient quorum and in accordance with applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 10.25 a.m.

Signed: Daniel Marx, Esteban Macek, Edgardo Volosin, Federico Zin, Neil Bleasdale, Maximiliano Zuddio, Fernando Marcelo Lang, Juan Maldonado Yonna, María Belén Arrúa, Guido Gallino, Carlos Cvitanich and Vivian Stenghele

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2025